UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41987

U-BX Technology Ltd.

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

+86 10 0651-20297

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

As previously disclosed in a Reports on Form 6-K filed by U-BX Technology Ltd. (the “Company”) on December 4, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several investors (the “Purchasers”) for a private placement (“PIPE Offering”) of (i) 1,425,000 ordinary shares (the “Shares”), par value $0.0016 per share (the “Ordinary Shares”), and (ii) 4,275,000 warrants, each to initially purchase one Ordinary Share (the “Warrants”), for a gross proceeds of $5.7 million (assuming the Warrants are not exercised). Each Warrant has an initial exercise price of $4.00 per Ordinary Share, subject to reset and adjustment as discussed below. On the seventh (7th) calendar days after the closing of the PIPE Offering, the exercise price of the Warrants was reset to $0.80, which is 20% of Nasdaq Minimum Price of the Company's Ordinary Share, rounding up to the nearest first decimal place, determined on the date of the Securities Purchase Agreement. In addition, upon such reset of the exercise price, the number of Ordinary Shares underlying the Warrants (the "Warrant Shares") issuable immediately prior to such reset was adjusted to 21,375,000 Ordinary Shares, which was determined by multiplying the initial exercise price by the number of Warrant Shares acquirable upon exercise of the Warrants immediately prior to such reset and dividing the product thereof by the exercise price resulting from such reset.

In March and April 2025, the Purchasers exercised the Warrants in full through a cashless exercise option, and the Company issued 17,398,535 Warrant Shares. 6,409,884 of the Warrant Shares were issued pursuant to an exemption from the registration requirement under Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation S promogulated thereunder. 10,988,651 of the Warran Shares were issued pursuant to the registration statement on Form F-1 (File No. 333-284216) initially filed by the Company on January 10, 2025 and declared effective on March 12, 2025.

As a result of such issuance, the Company has 20,784,142 Ordinary Shares outstanding as of the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U-BX Technology Ltd.

Date: April 18, 2025	By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer

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